Exhibit 99.4

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Eidos plc

2. Name of shareholder having a major interest

Goldman Sachs Group, Inc.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Goldman Sachs Group, Inc. has notified Eidos plc that it no longer holds a disclosable interest in Ordinary shares of the Company as at 24 March 2005

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

N/a

5. Number of shares / amount of stock acquired since last notification

N/a

6. Percentage of issued class acquired

N/a

7. Number of shares / amount of stock disposed since last notification

Not known

8. Percentage of issued class disposed

Not known

9. Class of security

Ordinary shares of 2 pence each

10. Date of transaction

Not known

11. Date company informed

30 March 2005

12. Total holding following this notification

Not known

13. Total percentage holding of issued class following this notification

Not known

14. Any additional information

Notification received pursuant to S.198 to 203–CA ‘85

15. Name of contact and telephone number for queries

Michael Arnaouti	020 8636 3000

16. Name and signature of authorised company official responsible for making this notification

Jonathan Ball

Date of notification

31 March 2005

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